UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

FORM SD

Specialized Disclosure Report

RPC, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8726	58-1550825
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 Buford Highway NE, Suite 300, Atlanta, Georgia 30329

(Full mailing address of principal executive offices)

James C. Landers	(404) 321-2140

(Name and telephone number, including area code, of the person in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which the form is being filed, and provide the period to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (Form SD) of RPC, Inc. and its subsidiaries (“RPC” or “the Company”) is filed pursuant to Rule 13p-1 (“the Rule”) of the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products where the minerals specified in the Rule are necessary to the functionality or production of those products. Additional information is required where the Company has reason to believe that the minerals originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively, the “Covered Countries”). The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

In accordance with the Rule, the Company evaluated its products and determined that during calendar year 2020 certain products it manufactured or contracted to manufacture contain tungsten. As required by the Rule, the Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals by doing a survey of the suppliers of products that contained Conflict Minerals, using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (“EICC/GeSI Template”). The EICC/GeSI Template is designed to confirm the use of Conflict Minerals in the covered products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries, or from recycled, or scrap sources.

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report is filed as an exhibit herewith and is available on the Company’s website at www.rpc.net under the Governance section.

Item 1.02 Exhibit

Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RPC, Inc.
(Registrant)

/s/ Ben M. Palmer	May 28, 2021
Ben M. Palmer Vice President, Chief Financial Officer and Corporate Secretary	(Date)